BRUNSWICK CORPORATION
TERMS AND CONDITIONS OF EMPLOYMENT1
These TERMS AND CONDITIONS OF EMPLOYMENT (the “Agreement”), entered into as of [DATE] (the “Effective Date”), between Brunswick Corporation, a Delaware corporation with its headquarters at 1 N. Field Court, Lake Forest, Illinois, 60045 (the “Company”), and [NAME] (the “Executive”).
WITNESSETH:
A.WHEREAS, the Company desires to employ the Executive upon and subject to the terms and conditions set forth herein and the Executive wishes to accept such employment upon and subject to such terms and conditions.

B.THEREFORE, in consideration of the foregoing and the agreements of the parties described below, the parties agree that:

1.Definitions. For purposes of this Agreement, capitalized terms used in this Agreement shall have the meanings ascribed to them in Appendix I to this Agreement.

2.Employment and Duties.

(a)Position. The Company hereby agrees to employ the Executive, and the Executive hereby agrees to serve the Company, under the title of [TITLE]. The Executive shall have such authority, duties and responsibilities as are commensurate with such position on the terms and conditions set forth in this Agreement, and shall directly report to the [TITLE].

(b)Performance of Duties. Subject to the provisions of Section 6, below, Executive shall diligently perform his duties as [TITLE] or as may otherwise be directed by the Chief Executive Officer, and agrees to use his reasonable best efforts to perform his duties faithfully and efficiently.

(c)Other Duties; Related Companies. The Executive agrees to serve, as requested, as an officer or director of any Related Company, and shall receive no additional compensation for such service. The Executive agrees that upon the termination of his employment by the Company for any reason he will be deemed to have resigned all such positions with any Related Company.

3.Agreement Term. The term of this Agreement (the “Term”) shall begin on the Effective Date and shall continue until terminated in accordance with Sections 6(e) or 13. The Company shall employ the Executive for a period of time beginning on the Effective Date and continuing for as long as the Executive retains the confidence of the Chief Executive Officer, it being the express understanding that the Executive is an “employee at will,” subject only to the protections provided by the specific terms of this Agreement. Subject to the terms and conditions set forth in this Agreement, the Chief Executive Officer may remove the Executive as [TITLE] and assign him to other duties within the Company or terminate his employment.

1This form of Brunswick Corporation Terms and Conditions of Employment replaces the prior form on file and reflects all amendments through January 1, 2014. Mark D. Schawbero’s Terms and Conditions of Employment agreement is filed separately.

4.Executive’s Compensation and Benefits. As remuneration to the Executive for his services to the Company hereunder, the Company shall compensate the Executive as provided in this Section 4 during the Term.

(a)Base Salary. Executive’s annual rate of base salary (“Base Salary”) shall be $[AMOUNT]2 commencing on the Effective Date and, except as it may be modified in accordance with this Section 4 by action of the Committee, continuing throughout the Term. The Base Salary shall be payable in conformity with the Company’s then-current payroll practices, as modified from time to time. The Base Salary will be reviewed annually during the Term in accordance with the Company’s usual salary review process for executive officers. Effective as of the date of any adjustment in the Executive’s Base Salary, the Base Salary as so adjusted shall be considered the new Base Salary for all purposes of this Agreement. Any adjustments in Base Salary shall be determined by the Committee and communicated to the Executive.

(b)Brunswick Performance Plan. For each calendar year during the Term, the Executive shall be eligible to participate in the Brunswick Performance Plan and any and all successor or replacement plans as may be determined by the Board or the Committee (collectively, “BPP”). During the Term, the Executive’s target annual bonus for each full calendar year shall be determined by the Committee in accordance with the terms of the BPP, as in effect from time to time (“Target Annual Bonus”). During the Term, the performance goals to be achieved, and the extent to which those goals have been achieved for purposes of calculating the amount of the actual payment as a percentage of the Target Annual Bonus, will be determined by the Committee. The amount of any award under BPP shall be reviewed and approved by the Committee and communicated to the Executive, and shall be paid to the Executive in accordance with the terms of the BPP.

(c)Equity-Based Awards. For each calendar year during the Term, the Executive shall be eligible to participate in and receive equity-based awards under the Company’s 2014 Stock Incentive Plan, and any and all successor or replacement plans as may be determined by the Board or the Committee (collectively, “Incentive Plan”).

(d)Retirement and Welfare Benefits. The Executive shall be entitled to participate in all Company-sponsored retirement, health, welfare and other benefits offered to similarly situated senior executives, provided that Executive otherwise meets the eligibility requirements of those plans.

(e)Vacation. The Executive shall earn pro rata four (4) weeks of paid vacation each calendar year unless the Company’s vacation policy provides for a greater amount of vacation, to be earned and taken as generally provided for other similarly situated senior executives of the Company. Earned but unused vacation shall be paid within 30 days after termination of the Executive’s employment. The Executive shall also be entitled to such personal days and paid holidays as are generally available to other similarly situated senior executives of the Company.

(f)Expenses. The Executive shall be entitled to receive prompt reimbursement for all reasonable and necessary expenses incurred by the Executive in connection with the performance of his duties, in accordance with Company policies for similarly situated senior executives.

2 Annual base salaries for named executive officers as reflected in their Terms and Conditions of Employment agreements are as follows: William L. Metzger, $460,000; Huw S. Bower, $360,000; Christopher F. Dekker, $400,000; and John C. Pfeifer, $435,000.

5.Restrictive Covenants. The Executive acknowledges that during employment with the Company or a Related Company, the Executive has and will acquire, develop and have access to confidential and proprietary information that belongs to the Company or the Related Company. This information takes years and extensive resources to develop, is valuable to the Company or the Related Company and provides the Company or the Related Company with a competitive edge. In consideration of employment or continued employment, Executive knowingly and voluntarily agrees to the following restrictions and further acknowledges and agrees that they are reasonably designed to protect the Company or the Related Company interests and good will, and will not unduly restrict Executive’s post-employment activities.

(a)Noncompetition; Nonsolicitation; Nondisparagement. The following provisions shall apply:

(i)During the Executive’s employment and during the eighteen (18) month period immediately following termination of Executive’s employment (unless such termination follows a Change in Control, in which case this Section 5(a)(i) and Section 5 (a)(ii) shall not apply), without the prior written consent of the Company: (A) the Executive shall not directly or indirectly be employed or retained by, or render any services for, or be financially interested in any manner, in any person, firm or corporation engaged in any business which is then materially competitive in any way with any business in which the Company or any Related Company was engaged (including any program of development or research) (a “Competitive Activity”) during the Executive’s employment; (B) the Executive shall not divert or attempt to divert any business away from the Company or a Related Company; (C) the Executive shall not disturb or attempt to disturb any business relationships of the Company or any Related Company; and (D) the Executive shall not assist any person in any way to do, or attempt to do, anything prohibited by the preceding clauses (A), (B) and (C).

(ii)In furtherance of Section 5(a)(i), the Executive shall promptly notify the Company through the Company’s Chairman of the Board, Chief Executive Officer, General Counsel and Chief Human Resources Officer in advance in writing (which shall include a description of the proposed activity) of his intention to engage in any activity which could reasonably be deemed to be subject to the noncompetition provision set forth in Section 5(a)(i). The Company’s Chairman of the Board and Chief Executive Officer, or General Counsel shall respond to the Executive in writing within thirty (30) calendar days indicating the Company’s approval or objections to the Executive’s engagement in the activity; provided, however, that if the Company’s Chairman of the Board and Chief Executive Officer, or General Counsel does not respond to or request additional information from the Executive within such thirty (30) day period, the Company’s approval shall be deemed to be granted. Nothing in this Agreement shall be construed as preventing the Executive from investing his personal assets in any business that competes with the Company, in such form or manner as will not require any services on the part of the Executive in the operation or affairs of the business in which such investments are made, but only if the Executive does not own or control more than two percent of any class of the outstanding stock of such business.

(iii)For the eighteen (18) month period following termination of Executive’s employment with the Company, the Executive shall not, without the prior written consent of the Company: (A) solicit, recruit or hire any individual who is employed by the Company or any Related Company (or who was so employed within 180 calendar days of the Executive’s solicitation, recruitment or hiring); (B) solicit or encourage any employee of the Company or any Related Company to terminate or refrain from renewing or extending such employment or to become employed by or become a consultant to any other individual or entity other than the Company or a Related Company; or (C) initiate discussion with any such employee for any such purposes or authorize or knowingly cooperate with the taking of any such actions by any other individual or entity; provided, however, that nothing herein shall prohibit the Executive from generally advertising for personnel not specifically targeting any executive or other personnel of the Company.

(iv)During the Executive’s employment with the Company and thereafter, Executive will not make any comment or statement or engage in any other behavior that in any way defames or is otherwise detrimental to the reputation and goodwill of the Company, any Related Company, or any director, officer, executive, or agent of the Company or any Related Company; provided, however, that nothing herein shall be interpreted as prohibiting Executive from making truthful statements, including statements of opinion, to Company directors, officers, auditors or regulators or when required by a court or other body having jurisdiction to require such statements.

(b)Confidentiality. The following provisions shall apply:

(i)Except as may be required by the lawful order of a court or agency of competent jurisdiction, or except to the extent that the Executive has express written authorization from the Company, he will keep secret and confidential all Confidential Information (as defined below), and not disclose the same, either directly or indirectly, to any other person, firm, or business entity, or use it in any way. The Executive agrees that, to the extent that any court or agency seeks to have the Executive disclose Confidential Information, he shall promptly inform the Company, and he shall take such reasonable steps to prevent disclosure of Confidential Information until the Company has been informed of such required disclosure, and the Company has an opportunity to respond to such court or agency. If the Executive obtains information on behalf of the Company or a Related Company that may be subject to attorney-client privilege as to the Company or an affiliate’s attorneys, the Executive shall take reasonable steps to maintain the confidentiality of such information and to preserve such privilege.

(ii)Upon his termination of employment with the Company for any reason, the Executive shall promptly return to the Company any keys, credit cards, passes, confidential documents and material, or other property belonging to the Company, and shall return all writings, files, records, correspondence, notebooks, notes and other documents and things (including any copies or electronic versions thereof) containing Confidential Information or relating to the business or proposed business of the Company or any Related Company or containing any trade secrets relating to the Company or any Related Company, except any personal diaries, calendars, contact lists or personal notes or correspondence.

(iii)For purposes of this Agreement, the term “Confidential Information” means all non-public information concerning the Company and any Related Company that was acquired by or disclosed to the Executive during the course of his employment with the Company or a Related Company, or during discussions between the Executive and the Company or any Related Company following his termination of employment arising out of his employment or this Agreement, including, without limitation: (A) all of the Company’s or any Related Company’s “trade secrets” as that term is used in the Illinois Trade Secrets Act (or, if that Act is repealed, the Uniform Trade Secrets Act upon which the Illinois Trade Secrets Act is based); (B) any non-public information regarding the Company’s or a Related Company’s directors, officers, employees, customers, equipment, processes, costs, operations and methods, whether past, current or planned, as well as knowledge and data relating to business plans, marketing and sales information originated, owned, controlled or possessed by the Company or a Related Company; and (C) information regarding litigation and threatened litigation involving or affecting the Company or a Related Company.

(c)Assistance with Claims. The Executive agrees that, taking into account the Executive’s other commitments, during and after his employment by the Company, he will assist the Company and any Related Company in the defense of any claims or potential claims that may be made or threatened to be made against any of them in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), and will assist the Company and any Related Company in the prosecution of any claims that may be made by the Company or any Related Company in any Proceeding, to the extent that such claims may relate to the Executive’s employment or the period of the Executive’s employment by the Company. Executive agrees, unless precluded by law, to promptly inform the Company if Executive is asked to participate (or otherwise become involved) in any Proceeding involving such claims or potential claims. Executive also agrees, unless precluded by law, to promptly inform the Company if Executive is asked to assist in any investigation (whether governmental or private) of the Company or any Related Company (or their actions), regardless of whether a lawsuit has then been filed against the Company or any Related Company with respect to such investigation. The Company agrees to reimburse Executive for all of Executive’s reasonable out-of-pocket expenses associated with such assistance, including travel expenses and any attorneys’ fees and shall pay a reasonable per diem fee for Executive’s service.

(d)The payments, benefits, and other entitlements under this Agreement are being made in consideration of, among other things, the obligations of this Section 5 and, in particular, compliance with Sections 5(a) and (b); provided, however, that all such payments, benefits, or other entitlements pursuant to Section 6 are subject to and conditioned upon the Executive’s entering into the Release and Agreement referred to in Section 6(h).

(e)Remedies.

(i)The Executive acknowledges that the Company would be irreparably injured by any violation of Section 5.

(ii)Subject to Section 7, if the Executive materially breaches the provisions of Sections 5(a) or (b), (A) the Company shall be relieved of all obligations to make any further payments to the Executive pursuant to Sections 4 and 6 or otherwise under any incentive compensation plan of the Company or a Related Company; (B) all outstanding equity-based awards held by the Executive shall be immediately forfeited; (C) subject to the following provisos, the Executive will be required to pay to the Company, in cash, within five business days after written demand is made therefore by the Company, an amount equal to any payments received by the Executive under Sections 6(a), 6(b) and 6(f); and (D) subject to the following provisos, the Executive will be required to pay the Company, in cash, within five (5) business days after written demand is made therefore by the Company, an amount equal to any gain realized as a result of the exercise or vesting of equity awards during the period commencing twelve months prior to the Executive’s termination of employment for any reason and ending on the date of payment; provided, however, that no forfeiture, cancellation, or repayment shall take place with respect to any payments, benefits, or entitlements under this Agreement or any other award agreement, plan, or practice, unless the Company shall have first given the Executive written notice of its intent to so forfeit, cancel, or require repayment and the Executive has not, within thirty (30) calendar days after such notice has been given, ceased such impermissible Competitive Activity or other activity in violation of this Agreement; and provided further, however, that such prior notice procedure shall not be required with respect to (A) a Competitive Activity or violation of Section 5(b) of this Agreement which the Executive initiated after the Company had informed the Executive in writing that it believed such activity violated this Agreement or the Company’s noncompetition guidelines, or (B) any Competitive Activity regarding products or services which are part of a line of business which the Executive knew or should have known represented more than five percent (5%) of the Company’s consolidated gross revenues for the most recently completed fiscal year prior to the termination of the Executive’s employment.

(iii)Executive agrees that (A) the Company, in addition to any other remedies available to it for a breach or threatened breach of Sections 5(a) or (b), shall be entitled to a preliminary injunction, temporary restraining order, or other equivalent relief, restraining the Executive from any actual or threatened breach of this Section 5; and (B) if a bond is required to be posted in order for the Company to secure an injunction or other equitable remedy, the parties agree that the bond need not be more than a nominal sum. If a final and non-appealable judicial determination is made that any of the provisions of this Section 5 constitutes an unreasonable or otherwise unenforceable restriction against the Executive, the provisions of this Section 5 will not be rendered void but will be deemed to be modified to the minimum extent necessary to remain in force and effect for the greatest period and to the greatest extent that such court determines constitutes a reasonable restriction under the circumstances. Moreover, notwithstanding the fact that any provision of this Section 5 is determined not to be specifically enforceable, the Company will nevertheless be entitled to recover monetary damages as a result of the Executive’s breach of such provision.

6.Termination Provisions.

(a)Severance Benefits. Prior to a Change in Control, if the Company terminates the Executive’s employment for any reason other than Long-Term Disability or Cause, or if the Executive resigns for Good Reason, subject to Section 6(h), the Executive shall be entitled to:

(i)Severance payments in an aggregate amount equal to the sum of: (A) one and one-half (1.5) times Executive’s then-current Base Salary (disregarding any reduction in salary made in contemplation of such termination of employment); (B) one and one-half (1.5) times the Company’s profit-sharing, 401(k) match and other Company contributions made on behalf of the Executive to the Company’s tax-qualified and nonqualified defined contribution plans during the twelve (12) month period prior to the date of termination; and (C) such amount, if any, as may be determined by the Chief Executive Officer in his sole discretion based on the Executive’s Target Annual Bonus under the BPP (“Total Severance Payment”). If the Total Severance Payment becomes due to the Executive under this Agreement, subject to Section 7 including Section 7(h), such payment shall be made in equal installments, in accordance with the Company’s regular payroll practices and procedures, as if it were to be paid over the eighteen (18) month period following the date of Executive’s separation from service; provided, however, that all unpaid portions of the Total Severance Payment shall be distributed to the Executive in a lump sum on the payroll date immediately preceding March 15 of the calendar year following the calendar year in which the date of termination occurs.

(ii)If such termination occurs prior to the payment of the Executive’s Annual Bonus payable with respect to the immediately preceding calendar year, payment of such Annual Bonus for such period, in the amount, and at such time, as he would otherwise have been entitled under the terms of the BPP had his employment not terminated.

(iii)All outstanding stock options, stock appreciation rights, restricted stock units, restricted shares and other equity-based awards (the “Equity Incentives”) held by the Executive shall be governed by the terms and conditions of the equity compensation plans and award agreements pursuant to which they were granted.

(iv)The Executive shall be entitled to Company-provided continuation of medical, dental, vision and prescription coverage, but not Long-Term Disability coverage (the “Benefits”) (on either an insured or a self-insured basis, in the sole discretion of the Company) for the Executive and his “Eligible Dependents” (as determined under the terms of the Company’s health and welfare benefit plans in effect as of the date of termination), on substantially the same terms of such coverage as are in existence immediately prior to the Executive’s date of termination (subject to commercial availability of such coverage), until the earlier of: (A) the date on which the Executive becomes eligible to be covered under Medicare or another employer’s group health plan; or (B) the eighteen (18) month anniversary of the Executive’s date of termination; provided, however, that such coverage shall run concurrently with any coverage available to the Executive and his Eligible Dependents under COBRA; and provided further, however, that the Executive shall immediately notify the Company if he or his Eligible Dependents become covered under Medicare or another employer’s group health plan, at which time the Company’s provision of medical coverage for the Executive and/or his Eligible Dependents, as applicable, will cease. The Executive shall not be entitled to any other perquisites (except as otherwise explicitly provided in the applicable perquisite plan or policy or in this Agreement).

(b)Change in Control Benefits. After a Change in Control, if the Company terminates the Executive’s employment for any reason other than Cause or Long-Term Disability, or if the Executive resigns for Good Reason, subject to Section 6(h), the Executive shall be entitled to:

(i)Change in Control payments in a lump sum in an aggregate amount equal to [three (3)][two and one-half (2.5)][two (2)]3 times the sum of: (A) the Executive’s then-current Base Salary (disregarding any reduction in salary made after the Change in Control or in contemplation of the Change in Control); (B) the Executive’s Target Annual Bonus for the year of termination or, if greater, the Target Annual Bonus for the year in which the Change in Control occurred; and (C) the Company’s profit-sharing, 401(k) match and other Company contributions made on behalf of the Executive to the Company’s tax-qualified and nonqualified defined contribution plans during the twelve (12) months prior to the date of termination (“Total Change in Control Payment”). The Total Change in Control Payment shall be paid within sixty (60) days after the date of the Executive’s separation from service and shall be contingent on the release described in Section 6(h) becoming effective subject to the provision contained in Section 7(h).

(ii)If such termination occurs prior to the payment of the Executive’s Annual Bonus payable with respect to the immediately preceding calendar year, payment of such Annual Bonus for such period, in the amount, and at such time, as he would otherwise have been entitled under the terms of the BPP had his employment not terminated.

(iii)Notwithstanding the terms and conditions of the equity compensation plans and award agreements pursuant to which outstanding awards were granted, upon termination of the Executive’s employment, but subject to any accelerated vesting of any Equity Incentives that occurred upon the Change in Control, all Equity Incentives held by the Executive not already vested will become fully vested and, if applicable, immediately exercisable, and will remain outstanding pursuant to their terms; provided, however, that the treatment of all awards held by the Executive that are subject to performance-based vesting criteria shall be governed by the terms and conditions of the equity compensation plans and award agreements and/or award terms pursuant to which they were granted.

3Of the named executive officers, Mr. Metzger’s agreement reads “three (3);” Mr. Bower’s reads “two (2);” Mr. Dekker’s reads “two (2);” and Mr. Pfeifer’s reads “three (3).”

(iv)The Executive shall be entitled to Company-provided continuation of Benefits (on either an insured or a self-insured basis, in the sole discretion of the Company) for the Executive and his Eligible Dependents, on substantially the same terms of such coverage as are in existence immediately prior to the Executive’s date of termination (subject to commercial availability of such coverage), until the earlier of: (A) the date on which the Executive becomes eligible to be covered under Medicare or another employer’s group health plan, or (B) the [third][thirty month][second]4 anniversary of the Executive’s date of termination; provided, however, that such coverage shall run concurrently with any coverage available to the Executive and his Eligible Dependents under COBRA; and provided further, however, that the Executive shall immediately notify the Company if he and his Eligible Dependents become covered under Medicare or another employer’s group health plan, at which time the Company’s provision of medical coverage for the Executive and/or his Eligible Dependents, as applicable, will cease. The Executive shall not be entitled to any other perquisites (except as otherwise explicitly provided in the applicable perquisite plan or policy or in this Agreement).

(c)Benefits Upon Termination Due to Death or Long-Term Disability. If, at any time during the Term, the Executive’s employment terminates as a result of the Executive’s death or Long-Term Disability, the Executive or his estate (as applicable) shall be entitled to:

(i)Payment of any unpaid Base Salary accrued through the date of termination (to be paid on the scheduled payment date for such Base Salary) and any unreimbursed business expenses incurred through the date of termination.

(ii)Subject to Section 6(h), such amount, if any, as may be determined by the Chief Executive Officer in his sole discretion based on the Executive’s Target Annual Bonus under the BPP (to be paid within 60 (sixty) days after the date of the Executive’s separation from service).

(iii)If such termination occurs prior to the payment of the Executive’s Annual Bonus payable with respect to the immediately preceding calendar year, payment of such Annual Bonus for such period, in the amount, and at such time, as he would otherwise have been entitled under the terms of the BPP had his employment not terminated.

(iv)Continuation of the ability of the Executive or the Executive’s beneficiaries (as applicable) to exercise all outstanding awards granted to the Executive under the Incentive Plan that became vested and exercisable on or prior to such date of termination in accordance with the terms and conditions of such grants.

4Of the named executive officers, Mr. Metzger’s agreement reads “third;” Mr. Bower’s reads “second;” Mr. Dekker’s reads “second;” and Mr. Pfeifer’s reads “third.”

(d)Termination for Cause. If the Executive’s employment is terminated for Cause at any time during the Term, the Executive shall not receive any payments, benefits, or other amounts provided by this Agreement, other than payment of any unpaid Base Salary accrued through the date of termination (to be paid on the scheduled payment date for such Base Salary) and payment of any unreimbursed business expenses incurred through the date of termination (but shall still be subject to the restrictive covenants set forth in Section 5 of this Agreement). The Executive shall remain entitled to all benefits under the Company’s tax-qualified retirement plans and shall remain eligible for certain benefits under other employee benefit plans, in each case subject to, and in accordance with, the terms of such plans. Provided that the activity, facts, or circumstances that precipitated the “for Cause” determination were not (i) the result of Executive’s bad faith, or (ii) undertaken without a reasonable belief by the Executive that he was acting in the best interests of the Company or as required by applicable law, the Executive’s employment may not be terminated for Cause prior to advance written notice to the Executive containing reasonable detail of the activity, facts, or circumstances constituting Cause for termination, the actions that the Executive must take to cease such activity or cure such facts and circumstances, and a reasonable amount of time (not to exceed thirty (30) calendar days) for the Executive to effectuate such cure. All determinations relating to a “for Cause” termination shall be made by the Company in its sole discretion.

(e)Termination Due to Voluntary Resignation Without Good Reason. In the event the Executive voluntarily resigns without Good Reason during the Term, the Executive shall not be entitled to any payments, benefits or other amounts under this Agreement, other than payment of any unpaid Base Salary accrued through the date of termination (to be paid on the scheduled payment date for such Base Salary), and payment of any unreimbursed business expenses incurred through the date of termination (but shall still be subject to the restrictive covenants set forth in Section 5 of this Agreement). The Executive shall remain entitled to all benefits under the Company’s tax-qualified retirement plans and shall remain eligible for certain benefits under other employee benefit plans (including, without limitation, any plans providing for Equity Incentives), in each case subject to, and in accordance with, the terms of such plans.

(f)Outplacement. In addition to any rights to which the Executive may be entitled under Sections 6(a) through 6(e), above, if the Executive’s employment is terminated during the Term by the Company, and such termination is other than for Cause, death or Long-Term Disability, or by the Executive for Good Reason, subject to Section 6(h), the Executive shall be entitled to the services of a Company-paid and Company-approved outplacement or career transition consultant in accordance with the Company’s current practices for senior executives in effect as of the date of termination; provided, however, that commencement of such transition counseling services, if desired, must begin prior to the first (1st) anniversary of the date of termination and must end prior to the last day of the second (2nd) calendar year following the year in which the date of termination occurs.

(g)Notification Requirements for Termination for Good Reason.

(i)If the Executive determines that Good Reason exists to terminate his employment with the Company, the Executive shall notify the Company in writing of the specific event, within sixty (60) calendar days after the date that the Executive becomes aware of the occurrence of such event, and such notice shall also include the date on which the Executive will terminate employment with the Company, which date shall be no earlier than sixty (60) calendar days after the date of such notice and no later than the second anniversary of the date of the occurrence of the event giving rise to Good Reason; provided, however, that the Chief Executive Officer, in his sole discretion, may relieve the Executive of his duties effective immediately upon the Company’s receipt of notice provided pursuant to this Section 6(g).

(ii)Within thirty (30) calendar days after the Company’s receipt of such written notice, the Company shall notify the Executive that it agrees or disagrees with the Executive’s determination that the event specified in the Executive’s notice constitutes Good Reason. Notwithstanding any other provision of this Agreement, the Company’s determination whether it agrees or disagrees with the Executive’s determination that the event specified in the Executive’s notice constitutes Good Reason shall be reasonable, based on all the relevant facts and circumstances. The arbitrator in any arbitration proceeding initiated pursuant to Section 12 of this Agreement, in which the existence of Good Reason is an issue, shall be expressly empowered and directed to review, de novo, the facts and circumstances claimed by the Executive to constitute Good Reason.

(iii)If the Company notifies the Executive that it agrees with the Executive’s determination that the event specified in the Executive’s notice constitutes Good Reason, the Company, in its sole discretion, shall either: (A) undertake to cure the circumstances that gave rise to Good Reason within thirty (30) calendar days of the Company’s response to Executive under Section 6(g)(ii); or (B) advise the Executive that his employment with the Company shall terminate on his termination date as determined under Section 6(g)(i). If the Executive and the Company do not agree that the action undertaken by the Company cures the circumstances that gave rise to Good Reason, the Executive shall be entitled to pursue the arbitration procedures set out in Section 12 of this Agreement. If the Executive’s claim in arbitration is ultimately concluded in the Executive’s favor, the Executive shall retain the right to receive the payments and benefits under this Agreement. If, during the two-year period following a Change in Control, the Company attempts to cure the circumstances giving rise to Good Reason, the Company shall have the burden of proof to establish that such circumstances have been cured.

(iv)If the Company notifies the Executive that it disagrees with the Executive’s determination that the event specified in the Executive’s notice constitutes Good Reason, the Executive may terminate his employment on the date specified in the notice (or such earlier date as determined by the Chief Executive Officer in his sole discretion or such later date as the Executive and the Company may mutually agree in writing) or may elect to continue his employment by so notifying the Company in writing. In either event, the Executive shall be entitled to pursue the arbitration procedures set out in Section 12 of this Agreement. If the Executive’s claim in arbitration is ultimately concluded in the Executive’s favor, the Executive shall retain the right to receive the payments and benefits under this Agreement. If, during the two-year period following a Change in Control, the Company disputes the existence of Good Reason, the Company shall have the burden of proof to establish that Good Reason does not exist.

(v)Notwithstanding the date on which the Executive’s termination occurs following the completion of the steps set forth in this Section 6(g), so long as an event that constitutes Good Reason occurs during the Term and the Executive delivers the written notice of termination for Good Reason to the Company at any time prior to the expiration of the Term, for purposes of the payments, benefits and other entitlements set forth in this Section 6, the termination of the Executive’s employment pursuant thereto shall be deemed to be a resignation for Good Reason during the Term.

(h)Conditional Payments. Subject to Section 7, any payments or benefits made pursuant to this Section 6 will be subject to and conditioned upon the Executive’s compliance with the provisions, restrictions and limitations of Section 5 of this Agreement, but not otherwise subject to offset or mitigation. In addition, unless on or prior to the sixtieth (60th) day following the date of termination: (i) the Executive or the Executive’s estate (as applicable) shall have signed, and the Company shall have received, a Release and Agreement releasing the Company, Related Companies, and their respective directors, officers, employees and agents (“Released Parties”) from any and all claims and liabilities, and promising to the fullest extent allowed by law, never to sue any of the Released Parties (such Release and Agreement shall be in the form set forth in Appendix III); and (ii) such Release and Agreement shall have become irrevocable, then: (A) no payment shall be paid or made available to the Executive under Section 6(a)(i) or 6(b)(i), (B) no unvested Equity Incentive shall become vested pursuant to Section 6(b)(iii) and instead, all then unvested Equity Incentives shall be immediately forfeited, (C) the Company shall be relieved of all obligations to make any further payments, or provide or make available any Benefits, to the Executive pursuant to Section 6(a)(iv) or 6(b)(iv) and (D) the Executive shall be required to repay the Company, in cash, within five (5) business days after written demand is made therefor by the Company, an amount equal to the value of any Benefits received by the Executive pursuant to Section 6(a)(iv) or 6(b)(iv).

7.Section 409A of the Code. The provisions of this Section 7 shall apply notwithstanding any provision in this Agreement to the contrary.

(a)Intent to Comply with Section 409A of the Code. The parties intend for this Agreement to comply with Section 409A of the Code, and all provisions of this Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code.

(b)Six-Month Delay of Certain Payments. If, at the time of the Executive’s separation from service (within the meaning of Section 409A of the Code), (i) the Executive shall be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company shall make a good faith determination that an amount payable under this Agreement or any other plan, policy, arrangement or agreement of or with the Company or any Related Company (this Agreement and such other plans, policies, arrangements and agreements, the “Company Plans”) constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six (6)-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company (or a Related Company, as applicable) shall not pay any such amount on the otherwise scheduled payment date but shall instead accumulate such amount and pay it, without interest, on the first day of the seventh (7th) month following such separation from service.

(c)Prohibition of Offsets. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to or for the benefit of the Executive under any Company Plan may not be reduced by, or offset against, any amount owing by the Executive to the Company or any Related Company.

(d)Amendment of Deferred Compensation Plans; Indemnification for Section 409A Taxes. From and after the Effective Date and for the remainder of the Term, (i) the Company shall administer and operate this Agreement and any “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) (and any other arrangement that could reasonably be expected to constitute such a plan) in which the Executive participates and the Executive’s rights and benefits hereunder and thereunder in compliance with Section 409A of the Code and any rules, regulations or other guidance promulgated thereunder as in effect from time to time, (ii) if the Company determines that any provision of this Agreement or any such plan or arrangement does not comply with Section 409A of the Code or any such rules, regulations or guidance and that the Executive may become subject to additional taxes and penalties under Section 409A of the Code (“Section 409A Tax”), the Company shall amend or modify such provision to avoid the application of such Section 409A Tax but only to the minimum extent necessary to avoid the application of such Section 409A Tax and only to the extent that the Executive would not, as a result, suffer (A) any reduction in the total present value of the amounts otherwise payable to the Executive (determined without application of the Section 409A Tax), or the benefits otherwise to be provided to the Executive, by the Company, (B) any material increase in the risk of the Executive not receiving such amounts or benefits which he would have received without the application of the Section 409A Tax and any amendment pursuant to this Section 7 or (C) unless the Executive otherwise expressly consents in writing, any significant reduction in the Executive’s legal rights under this Agreement or any Company Plan, and (iii) if, notwithstanding the foregoing, the Executive is subject to a Section 409A Tax with respect to any such provision, the Company shall indemnify and hold the Executive harmless against all taxes (and any interest or penalties imposed with respect to such taxes) imposed as a result of the Company’s failure to comply with clause (i) of this Section 7(d).

(e)Payment Schedules Relating to Tax Indemnification. Any amounts payable to the Executive in respect of indemnification pursuant to Section 7(d) for the Section 409A Tax (each, a “Section 409A Tax Adjustment Payment”) shall be paid to the Executive as soon as practicable after the applicable liability is incurred, but in any event not later than the last day of the calendar year after the calendar year in which the Executive remits the applicable taxes, interest or penalties to the applicable taxing authority, in accordance with Treas. Reg. Section 1.409A-3(i)(1)(v) or any successor thereto. Furthermore, any amounts that the Executive becomes entitled to receive in respect of costs and expenses incurred in connection with a contest relating to Section 7(d) shall be paid to the Executive as soon as practicable after the applicable cost is incurred, but in any event not later than the later of (i) the last day of the calendar year after the calendar year in which the Executive remits the underlying taxes to the applicable taxing authority and (ii) the last day of the calendar year after the calendar year in which the applicable contest is concluded.

(i)Notice. The Executive shall notify the Company in writing of any written claim by the IRS that, if successful, would require the payment by the Company of a Section 409A Tax Adjustment Payment or the recalculation of a Section 409A Tax Adjustment Payment. The notification shall apprise the Company of the nature of such claim, including (A) a copy of the written claim from the IRS; (B) the identification of the element of compensation and/or benefit that is the subject of such IRS claim; and (C) the date on which such claim is requested to be paid. Such notification shall be given as soon as practicable, but no later than ten (10) business days after the Executive actually receives notice in writing of such claim. The failure of the Executive to properly notify the Company of the IRS claim (or to provide any required information with respect thereto) shall not affect any rights granted to the Executive under this Section 7, except to the extent that the Company is materially prejudiced in the challenge to such claim as a direct result of such failure.

(ii)Payment. Within ten (10) business days following receipt of such written notification by the Executive of such IRS claim, the Company shall pay to the Executive a Section 409A Tax Adjustment Payment, or the excess of a recalculated Section 409A Tax Adjustment Payment over the initial Section 409A Tax Adjustment Payment, as applicable, related to the element of compensation and/or benefit which is the subject of the IRS claim. Within ten (10) business days following such payment to the Executive, the Executive shall provide to the Company written evidence that he has paid the claim to the IRS (the United States Treasury).

(iii)Contest. If the Company notifies the Executive in writing, within sixty (60) business days following receipt from the Executive of notification of the IRS claim, that it desires to contest such claim, the Executive shall:

(A) Give the Company any information reasonably requested by the Company relating to such claim;

(B) Take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time including, without limitation, accepting legal representation with respect to such claim by an attorney selected by the Company and reasonably acceptable to the Executive;

(C) Cooperate with the Company in good faith in order to effectively contest such claim; and

(D) Permit the Company to participate in any proceedings relating to such claim if the Company elects not to assume and control the defense of such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold harmless the Executive, on an after-tax basis, for any Section 409A Tax and Income Taxes (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section 7, the Company shall have the right, at its sole option, to assume the control of all proceedings in connection with such contest, in which case it may pursue or forego any and all administrative appeals, proceedings, hearings, and conferences with the taxing authority in respect of such claim, and may direct the Executive to sue for a refund or contest the claim in any permissible manner. The Executive agrees to prosecute such contest, as directed by the Company, to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; and provided further, however, that (A) if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis, and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Section 409A Tax or Income Taxes (including interest or penalties) imposed with respect to such advance or with respect to any imputed income in connection with such advance and (B) any extension of the statute of limitations relating to payment of tax for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company’s rights to assume the control of the contest shall be limited to issues with respect to which a Section 409A Tax Adjustment Payment would be payable hereunder, and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the IRS or any other taxing authority. To the extent that the contest of the IRS claim is successful, the Section 409A Tax Adjustment Payment related to the element of compensation and/or benefit that was the subject of the claim shall be recalculated in accordance with the provisions of this Section 7(e).
(f)Designation of Installments as Separate Payments. For purposes of Section 409A of the Code, each installment payment to the Executive provided for in this Agreement or any Company Plan shall be deemed to be a “separate payment” within the meaning of Treas. Reg. Section 1.409A-2(b)(iii) or any successor thereto.

(g)Timing of Reimbursement Payments and Other Benefits. Except as specifically permitted by Section 409A of the Code, the benefits and reimbursements, including for legal fees, provided to the Executive under this Agreement and any Company Plan during any calendar year shall not affect the benefits and reimbursements to be provided to the Executive under the relevant section of this Agreement or Company Plan in any other calendar year and the right to such benefits and reimbursements cannot be liquidated or exchanged for any other benefit, in accordance with Treas. Reg. Section 1.409A-3(i)(1)(iv) or any successor thereto. Furthermore, reimbursement payments shall be made to the Executive as promptly as practicable following the date that the applicable expense is incurred, but in any event not later than the last day of the calendar year following the calendar year in which the underlying fee, cost or expense is incurred.

(h)Timing of Payments Following Execution of a Release. Any installments scheduled to be paid pursuant to Section 6(a)(i) during any sixty (60) day period following the date of the Executive’s separation from service shall be delayed until the release described in Section 6(h) becomes effective, provided that if such sixty (60) day period begins in one calendar year and ends in another calendar year, then such installments shall be paid in the later of such calendar years. Similarly, if the sixty (60) day period provided for in Section 6(b)(i) begins in one calendar year and ands in another calendar year, then such payment shall be made in the later of such calendar years.

8.Legal Fees. If it shall be necessary or desirable for the Executive to retain legal counsel or incur other costs and expenses in connection with enforcement of the Executive’s rights under this Agreement, the Company shall pay (or the Executive shall be entitled to recover from the Company, as the case may be) his reasonable attorneys’ fees and cost and expenses incurred prior to the tenth anniversary of the expiration of the Term in connection with enforcement of his rights (including the enforcement of any arbitration award in court), (a) if the action relates to the Executive’s employment with the Company or a Related Company during a period ending prior to a Change in Control, only if a final decision in connection with a material issue of the litigation (or arbitration) is issued in the Executive’s favor by an arbitrator or a court of competent jurisdiction, and (b) if the action relates to the Executive’s employment with the Company or a Related Company during a period following a Change in Control or during a period that both precedes and follows a Change in Control, regardless of the final outcome, unless, in the case of this clause (b), the arbitrator or court shall determine that under the circumstances recovery by the Executive of all or a part of any such fees and costs and expenses would be unjust.

9.Indemnification. The Executive shall be entitled to indemnification by the Company under the Indemnification Terms and Conditions described in Appendix III to this Agreement.

10.Excise Tax. If it is determined (by the reasonable computation by an independent accounting or consulting firm chosen by the Company (the “Firm”), which determination shall be certified by the Firm and set forth in a certificate delivered to the Executive) that the aggregate amount of the payments, distributions, benefits and entitlements of any type paid or provided to the Executive under the terms of this Agreement or under any other plan, program, policy, or other arrangement, either alone or in combination with other elements of compensation and benefits paid or provided to the Executive (including any payment, distribution, benefit or entitlement made by any person or entity effecting a Change in Control), in each case, that could be considered “parachute payments” within the meaning of Section 280G of the Code (such payments, the “Parachute Payments”) that, but for this Section 10 would be payable to the Executive, exceeds the greatest amount of Parachute Payments that could be paid to the Executive without giving rise to any liability for any excise tax imposed by Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law, or any interest or penalties with respect to such tax (such tax or taxes, together with any such interest or penalties, being hereafter collectively referred to as the “Excise Tax”), then the aggregate amount of Parachute Payments payable to the Executive shall not exceed the amount which produces the greatest after-tax benefit to the Executive after taking into account any Excise Tax to be payable by the Executive as determined by the Firm upon discussion with, and reasonable approval by, the Executive. For the avoidance of doubt, this provision will reduce the amount of Parachute Payments otherwise payable to the Executive, if doing so would place the Executive in a better net after-tax economic position as compared with not doing so (taking into account the Excise Tax payable in respect of such Parachute Payments). The Executive shall be permitted to provide to the Company written notice specifying which of the Parachute Payments will be subject to reduction or elimination; provided, however, that to the extent that the Executive’s ability to exercise such authority would cause any Parachute Payment to become subject to any Section 409A Tax, or if the Executive does not provide the Company with any such written notice, the Company shall reduce or eliminate the Parachute Payments by first reducing or eliminating the portion of the Parachute Payments that are payable in cash and then by reducing or eliminating the non-cash portion of the Parachute Payments, in each case in reverse order beginning with payments or benefits which are to be paid the furthest in time from the date of the Firm’s determination. Except as set forth in the preceding sentence, any notice given by the Executive pursuant to the preceding sentence shall take precedence over the provisions of any other plan, arrangement or agreement governing the Executive’s rights and entitlements to any benefits or compensation.

11.Wage Withholding and Reporting. All taxable payments, reimbursements, benefits, and other amounts payable or provided by the Company pursuant to this Agreement shall be subject to applicable wage withholding of Income Taxes and shall be reported on IRS Form W-2.

12.Dispute Resolution. Except as otherwise provided by Section 5(e) (Remedies) above, any controversy or claim arising out of or relating to this Agreement (or the breach thereof) shall be settled by arbitration in the City of Chicago in accordance with the laws of the State of Illinois by one arbitrator. The arbitrator shall be appointed pursuant to Rule 11 of the American Arbitration Association’s Commercial Arbitration Rules, amended and effective September 15, 2005. The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

13.Termination Provisions. The Agreement may be terminated at any time by the Company upon six (6) month’s advance written notice to the Executive; provided, however, that if a Change in Control occurs prior to the expiration of the Term, the Term shall not terminate prior to the second (2nd) anniversary of the date on which the Change in Control occurs.

14.Company’s Reservation of Rights. The Company reserves the right to discontinue or modify its compensation, incentive, benefit, and perquisite plans, programs, and practices at any time and from time to time. Moreover, the brief summaries contained herein are subject to the terms of such plans, programs, and practices. For purposes of any and all employee benefit plans, the definition of compensation is as stated in such plans. The severance benefits payable under Section 6 are in lieu of all other severance benefits which the Executive would otherwise be entitled to receive from the Company and any Related Company, except as may otherwise be provided in a written agreement specifically referencing this Section 14. The Executive acknowledges and agrees that the severance benefits to which the Executive may become entitled under this Agreement are in excess of those to which the Executive would be entitled to under the Company’s otherwise applicable severance pay plans, and that the Company is agreeing to provide such severance benefits in consideration for the Executive’s agreement to the terms and conditions of Section 5 of this Agreement.

15.Entire Agreement; Amendments. This Agreement represents the entire agreement between the Executive and the Company in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations, or warranties, whether oral or written, by any officer, executive, or representative of any party hereto. Except as specifically provided in Section 7, no amendments or modifications to this Agreement may be made except in writing signed by the Company (as authorized by the Board or the Committee) and the Executive.

16.Survivorship. The respective rights and obligations of the parties hereunder shall survive the expiration of the Term and any termination of the Executive’s employment to the extent necessary to the intended preservation of such rights and obligations.

17.Notices. Any notice and all other communications provided for in this Agreement to be given to a party shall be in writing and shall be deemed to have been duly given when delivered in person or two

(2) business days after being placed in the United States mails by certified or registered mail, postage prepaid, return receipt requested, duly addressed to the party concerned at the address indicated below or to such changed address as such party may subsequently furnish to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt:
If to the Company:
Brunswick Corporation
1 N. Field Court
Lake Forest, IL 60045
Attn: Vice President, General Counsel and Corporate Secretary

If to the Executive:
at the last address filed with the Company
18.Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. If any provision of this Agreement shall be held invalid or unenforceable in part, the remaining portion of such provision, together with all other provisions of this Agreement, shall remain valid and enforceable and continue in full force and effect to the fullest extent consistent with law. In furtherance and not in limitation of the foregoing, should the duration or geographical extent of, or business activities covered by, any provision of this Agreement be in excess of that which is valid and enforceable under applicable law, then such provision shall be construed to cover only that duration, extent, or activities which may be validly enforced.

19.Headings. Headings to Sections hereof are for convenience of reference only and shall not be construed to alter or affect the meaning of any provision of this Agreement.

20.Injunctive Relief. If there is a breach or threatened breach of the provisions of this Agreement, the non-breaching party shall be entitled to an injunction restraining the breaching party from such breach. Nothing herein shall be construed as prohibiting either party from pursuing any other remedies for a breach or threatened breach of this Agreement.

21.No Assignment or Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation, or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void, and of no effect; provided, however, that nothing in this Section 21 shall preclude the assumption of such rights by executors, administrators, or other legal representatives of the Executive or his estate and their assigning any rights hereunder to the person or persons entitled thereto; and provided further, however, that the Company may not assign this Agreement except in connection with an assignment or disposition of all or substantially all of the assets or stock of the Company or the division, subsidiary, or business unit for which the Executive is providing services under this Agreement or by law as a result of a merger or consolidation.

22.Successors, Assumption of Contract. This Agreement shall be binding upon and inure to the benefit of the Company and any successor of the Company. The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no succession had taken place. As used in this Agreement, except for purposes of Section 5(a), the term “Company” shall mean the Company as hereinbefore defined and any successor of the Company and any permitted assignee to which this Agreement is assigned.

23.Work For Hire Acknowledgment; Assignment. The Executive acknowledges that all of the Executive’s work on and contributions to the Company’s products (the “Products”) including, without limitation, any and all patterns, designs, and other expressions in any tangible medium (collectively, the “Works”) are within the scope of the Executive’s employment and are a part of the services, duties, and responsibilities of the Executive. All of the Executive’s work on and contributions to the Works will be rendered and made by the Executive for, at the instigation of, and under the overall direction of, the Company, and all of the Executive’s said work and contributions, as well as the Works, are and at all times shall be regarded as “work made for hire” as that term is used in the United States copyright laws. Without curtailing or limiting this acknowledgment, the Executive hereby assigns, grants, and delivers exclusively to the Company, as to work on and contribution to the Products pursuant hereto, all rights, titles, and renewals. The Executive will execute and deliver to the Company, or its successors and assigns, such other and further assignments, instruments, and documents as it from time to time reasonably may request for the purpose of establishing, evidencing, and enforcing or defending its complete, exclusive, perpetual, and worldwide ownership of all rights, titles, and interests of every kind and nature whatsoever, including all copyrights, in and to the Works. The Executive hereby constitutes and appoints the Company as his agent and attorney-in-fact, with full power of substitution, to execute and deliver said assignments, instruments, or documents as the Executive may fail or refuse to execute and deliver, this power and agency being coupled with an interest and being irrevocable.

24.Governing Law. The validity, interpretation, construction, and performance of this Agreement shall be governed by the laws of the State of Illinois, without regard to its choice of laws provisions, for contracts made and to be performed wholly in such state; provided, however, the rights of the Executive to indemnification under Section 9 shall be governed by the laws of the State of Delaware.

25.Termination of Initial Agreement. From and after the Effective Date, this Agreement shall supersede any other employment agreement, severance agreement, indemnification agreement and change of control agreement between the parties.

26.Counterparts. This Agreement may be executed in counterparts, any one of which shall be deemed the original without reference to the others.

IN WITNESS THEREOF, the Executive and the Company have executed these TERMS AND CONDITIONS OF EMPLOYMENT as of the Effective Date.

Executive	Brunswick Corporation

By: [Executive]	By: Mark D. Schwabero Chief Executive Officer

Appendix I

Definitions.

1.	“Annual Bonus” shall have the meaning set forth in Section 4(b) of this Agreement.

2.	“Brunswick” shall mean the Company.

3.	“Base Salary” shall have the meaning set forth in Section 4(a) of this Agreement.

4.	“Benefits” shall have the meaning set forth in Section 6(a)(iv) of this Agreement.

5.	“Board” shall mean the Board of Directors of the Company.

6.	“BPP” shall have the meaning set forth in Section 4(b) of this Agreement.

7.
“Business Relocation Beyond a Reasonable Commuting Distance” shall mean that, as a result of either a relocation of the Company or a reassignment of the Executive, a change occurs in the Executive’s principal work location to a location that (i) is more than fifty (50) highway miles from the Executive’s principal work location immediately prior to the relocation, and (ii) increases the Executive’s commuting distance in highway mileage.

8.	“Cause” shall mean the Executive’s:

(a)	Conviction of a crime, including by a plea of guilty or nolo contendere, involving theft, fraud, perjury, or moral turpitude;

(b)	Intentional or grossly negligent disclosure of confidential or trade secret information of the Company or a Related Company to anyone not entitled to such information;

(c)	Willful omission or dereliction of any statutory or common law duty of loyalty to the Company or a Related Company;

(d)	A willful and material violation of the Company’s Code of Conduct or any other written Company policy; or

(e)
Repeated failure to carry out the material components of the Executive’s duties despite specific written notice to do so by the Chief Executive Officer, other than any such failure as a result of incapacity due to physical or mental illness.

9.	“Change In Control” shall mean the happening of any of the following events:

(a)
Any individual, entity, or group (within the meaning of Sections 13(d)(3) or 14(d)(2) of the Exchange Act) (an “Entity”) becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 25% or more of either (A) the outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”), or (B) the combined voting power of the outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); excluding, however, the following: (1) any acquisition by the Company or any subsidiary, (2) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by, or under common control with, the Company, (3) any acquisition by an underwriter temporarily holding such Outstanding Company

Common Stock or Outstanding Company Voting Securities pursuant to an offering of such securities or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (A), (B), and (C) of paragraph (c) of this definition;

(b)
Individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute a majority thereof; provided, however, that any individual becoming a director whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least 50% of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an Entity other than the Board;

(c)
Consummation of a transaction involving (i) a merger, reorganization or consolidation of the Company or any direct or indirect subsidiary of the Company, or (ii) a sale or other disposition of all or substantially all of the assets of the Company (each, a “Corporate Transaction”); excluding, however, such a Corporate Transaction pursuant to which (A) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than sixty percent (60%) of, respectively, the outstanding shares of common stock, and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation or other person which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) (each, a “Continuing Company”) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be (excluding any outstanding voting securities of the Continuing Company that such beneficial owners hold immediately following the consummation of the Corporate Transaction as a result of their ownership prior to such consummation of voting securities of any corporation or other entity involved in or forming part of the Continuing Company, other than the Company or one of its subsidiaries), (B) no Entity (other than the Company, any employee benefit plan (or related trust) of the Company, or the Continuing Company will beneficially own, directly or indirectly, twenty-five percent (25%) or more of, respectively, the outstanding shares of common stock of the Continuing Company or the combined voting power of the outstanding voting securities of the Continuing Company entitled to vote generally in the election of directors, unless such ownership resulted solely from ownership of securities of the Company prior to the Corporate Transaction, and (C) individuals who were members of the Incumbent Board will, immediately after the consummation of the Corporate Transaction, constitute at least a majority of the members of the board of directors of the Continuing Company; or

(d)	The approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

10.	“Chief Executive Officer” shall mean the chief executive officer of the Company.

11.	“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

12.	“Code” shall mean the Internal Revenue Code of 1986, as amended, and the regulations thereunder as in effect from time to time.

13.	“Committee” shall mean the Human Resources and Compensation Committee of the Board.

14.	“Company” shall mean Brunswick Corporation, a Delaware corporation.

15.	“Competitive Activity” shall have the meaning set forth in Section 5(a)(i) of this Agreement.

16.	“Confidential Information” shall have the meaning set forth in Section 5(b)(iii) of this Agreement.

17.	“Effective Date” shall have the meaning set forth in the Preamble of the Agreement.

18.	“Eligible Dependents” shall have the meaning set forth in Section 6(a)(iv) of this Agreement.

19.	“Equity Incentives” shall have the meaning set forth in Section 6(a)(iii) of this Agreement.

20.	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

21.	“Excise Tax” shall have the meaning set forth in Section 10 of this Agreement.

22.	“Executive” shall mean the individual identified in the Preamble to this Agreement.

23.	“Firm” shall have the meaning set forth in Section 10 of this Agreement.

24.	“Good Reason” shall mean the occurrence of any of the following events without the Executive’s express written consent:

(a)
A material breach by the Company of any provision of this Agreement including, without limitation, the Company’s failure to pay any portion of Executive’s compensation when due or to include Executive in any bonus or incentive plan that applies to similarly situated senior executives of the Company;

(b)
The Company’s failure to provide, or continue to provide, Executive with either the perquisites or employee health and welfare benefits (including, without limitation, life insurance, medical, dental, vision, long-term disability and similar benefits), generally provided to similarly situated senior executives of the Company;

(c)	A Reduction in Authority or Responsibility of the Executive;

(d)	A Reduction in Compensation;

(e)	A Business Relocation Beyond a Reasonable Commuting Distance; and

(f)	Following a Change in Control, the Company’s failure to obtain a satisfactory agreement from any successor to assume and agree to abide by terms of this Agreement.
Whether a Reduction in Authority or Responsibility of the Executive has occurred shall be determined in accordance with the criteria set forth below in the definition of Reduction in

Authority or Responsibility; provided, however, that (A) a change in the Executive’s reporting relationship to another executive who is within the same reporting level (as that term is used in the Company’s Delegation of Authority Policy or any successor policy); or (B) a reduction in the Executive’s business unit’s budget or a reduction in the Executive’s business unit’s head count or number of direct reports, by themselves, shall not constitute Good Reason.

25.
“Income Taxes” shall mean any tax on personal income (including any employment and payroll tax) that is levied by the federal government of the United States or any by any state or local government within the United States or any foreign government.

26.	“Incentive Plan” shall have the meaning set forth in Section 4(c) of this Agreement.

27.	“IRS” shall mean the Internal Revenue Service.

28.
“Long-Term Disability” shall mean the Executive’s mental or physical condition which would render the Executive eligible to receive disability benefits under the Company’s long-term disability plan then in effect.

29.	“Parachute Payments” shall have the meaning set forth in Section 10 of this Agreement.

30.	“Proceeding” shall have the meaning set forth in Section 5(c) of this Agreement.

31.	“Products” shall have the meaning set forth in Section 24 of this Agreement.

32.
“Reduction in Authority or Responsibility” shall mean, during the Term, (i) the assignment to the Executive, during the two-year period after a Change in Control, of any duties that are materially inconsistent in any respect with the Executive’s position (which may include status, offices, titles, and reporting requirements), authority, duties, or responsibilities as in effect immediately prior to such assignment, or (ii) prior to a Change in Control or after the second anniversary of a Change in Control, a material diminution in the Executive’s authority, duties, or responsibilities, excluding for this purpose (A) an isolated, insubstantial, and inadvertent action taken in good faith and which is remedied by the Company promptly after receipt of notice thereof given by the Executive, or (B) any temporary Reduction in Authority or Responsibility while the Executive is absent from active service on any approved disability, or other approved leave of absence.

It is intended by this definition that a Change in Control by itself, absent a Reduction in Authority or Responsibility as described above, will not constitute Good Reason.

33.
“Reduction in Compensation” shall mean (A) if within two (2) years following a Change in Control, (i) a reduction in the Executive’s “Total Annual Compensation” (defined as the sum of the Executive’s Base Salary and Target Annual Bonus) for any calendar or fiscal year, as applicable, to an amount that is less than the Executive’s Total Annual Compensation in effect immediately prior to such reduction (“Compensation Reduction”), (ii) the elimination of any Company incentive compensation plan in which Executive is a participant (including, without limitation, BPP and the Incentive Plan) without the adoption of a substantially comparable replacement plan (“Compensation Plan Elimination”), or (iii) the failure to provide the Executive with equity compensation opportunities or long-term cash incentive compensation opportunities that have a value that is substantially comparable to the value of the equity compensation opportunities provided to the Executive immediately prior to the Change in Control; or (B) if other than within two (2) years following a Change in Control, a

Compensation Reduction, a Compensation Plan Elimination or a reduction in equity compensation opportunities that is not applicable to all similarly situated senior executives of the Company.

34.	“Related Company” shall mean any subsidiary or affiliate of the Company.

35.	“Released Parties” shall have the meaning set forth in Section 6(h) of this Agreement.

36.	“Section 409A Tax” shall have the meaning set forth in Section 7 of this Agreement.

37.	“Section 409A Tax Adjustment Payment” shall have the meaning set forth in Section 7 of this Agreement.

38.	“Target Annual Bonus” shall have the meaning set forth in Section 4(b) of this Agreement.

39.	“Term” shall have the meaning set forth in Section 3 of this Agreement.

40.	“Total Change in Control Payment” shall have the meaning set forth in Section 6(b)(i) of this Agreement.

41.	“Total Severance Payment” shall have the meaning set forth in Section 6(a)(i) of this Agreement.

42.	“Works” shall have the meaning set forth in Section 24 of this Agreement.

Appendix II

GENERAL RELEASE

1.
I, [Name], for and in consideration of certain payments to be made and the benefits to be provided to me under the Terms and Conditions of Employment, dated November 14, 2016, (the “Agreement”) with Brunswick Corporation (the “Company”), and conditioned upon such payments and provisions, do hereby knowingly and voluntarily REMISE, RELEASE, AND FOREVER DISCHARGE the Company and each of its part, present and future subsidiaries and affiliates, their past, present and future officers, directors, shareholders, partners, distributees, owners, trustees, representatives, employees and agents, their respective successors and assigns, heirs, executors and administrators (hereinafter collectively included within the term the “Company”), acting in any capacity whatsoever, of and from any and all manner of actions and causes of action, suits, debts, claims, charges, complaints, grievances, liabilities, obligations, promises, agreements, controversies, damages, demands, rights, costs, losses, debts and expenses of any nature whatsoever, in law or in equity, which I ever had, now have, or hereafter may have, or which my heirs, executors or administrators hereafter may have, by reason of any matter, cause or thing whatsoever from the beginning of my employment with Brunswick Corporation, to the date of these presents arising from or relating in any way to my employment relationship, and the terms, conditions and benefits payments resulting therefrom, and the termination of my employment relationship with Brunswick Corporation, including but not limited to, any claims which have been asserted, could have been asserted, or could be asserted now or in the future under any federal, state or local law, statute, rule, ordinance, regulation, or the common law, including, but not limited to, claims or rights arising under the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., as amended, the Americans With Disabilities Act, 42 U.S.C. 12101 et seq., Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq., as amended, any contracts between the Company and me and my common law claims now or hereafter recognized and all claims for counsel fees and costs; provided, however, that this General Release shall not apply to (i) any entitlements under the terms of the Agreement; (ii) my right to be indemnified by the Company, pursuant to the bylaws of the Company, for any liability, cost or expense for which I would have been indemnified for actions taken on behalf of the Company during the term and within the scope of my employment by the Company; or (iii) any right I may have to challenge that I entered into this General Release knowingly and voluntarily.

2.
Subject to the limitations of paragraph 1 above, I expressly waive all rights afforded by any statute which expressly limits the effect of a release with respect to unknown claims. I understand the significance of this release of unknown claims and the waiver of statutory protection against a release of unknown claims.

3.
I agree and covenant that neither I, nor any person, organization, or other entity acting on my behalf, has filed in any forum a charge, claim, suit, or cause of action against the Company or its subsidiaries or affiliates relating in any way to my employment relationship with the Company, or the termination thereof. I further agree and acknowledge that the separation pay and benefits the Company is providing to me pursuant to the Agreement shall be the sole relief provided to me for the claims that are released by me in this General Release and that I will not be entitled to recover and agree to waive any monetary benefits or recovery against the Company or its subsidiaries or affiliates in connection with any proceeding, claim, or charge without regard to who has brought such proceeding, claim, or charge.

4.	I hereby agree and recognize that my employment by the Company was permanently and irrevocably severed on _______________, and the Company has no obligation, contractual or otherwise to me to hire, rehire or re-employ me in the future. I acknowledge that the terms of the Agreement provide me with payments and benefits which are in addition to any amounts to which I otherwise would have been entitled.

5.
I hereby agree and acknowledge that the payments and benefits provided by the Company are to bring about an amicable resolution of my employment arrangements and are not to be construed as an admission of any violation of any federal, state or local law, statute, rule, ordinance, regulation or the common law, or of any duty owed by the Company and that the Agreement and this General Release are made voluntarily to provide an amicable resolution of my employment relationship with the Company and the termination of the Agreement.

6.
I hereby certify that I have read the terms of this General Release, that I have been advised by the Company to discuss it with my attorney, and that I understand its terms and effects. I acknowledge, further, that I am executing this General Release of my own volition with a full understanding of its terms and effects and with the intention of releasing all claims recited herein in exchange for the consideration described in the Agreement, which I acknowledge is adequate and satisfactory to me. None of the above-named parties, nor their agents, representatives, or attorneys have made any representations to me concerning the terms or effects of this General Release other than those contained herein.

7.
I hereby acknowledge that I have been informed that I have the right to consider this General Release for a period of 21 days prior to execution. I also understand that I have the right to revoke this General Release for a period of seven days following execution by giving written notice to the Company at 1 N. Field Ct., Lake Forest, IL 60045-4811, Attention: Vice President, General Counsel and Secretary.

8.
I hereby acknowledge that the provisions of Section 5 of the Agreement shall continue in full force and effect for the balance of the time periods provided therein and that I will abide by and fully perform such obligations.

Intending to be legally bound hereby, I execute the foregoing General Release this _____ day of ________________, 20___.

[Name]

INDEMNIFICATION TERMS AND CONDITIONS
Brunswick Corporation (the “Corporation”) shall indemnify Executive (hereinafter, “Indemnitee”) against expenses and costs incurred by Indemnitee in connection with any claims, suits or proceedings arising from his service to the Corporation, to the fullest extent that is lawful in accordance with the following terms and conditions:
1.    Acts and Omissions Covered By This Agreement. The Corporation’s agreement to indemnify Indemnitee (“Agreement”) shall cover any act or omission by an Indemnitee which (i) occurs or is alleged to have occurred by reason of his being or having been an officer or a director, (ii) occurs or is alleged to have occurred before, during or after the time when the Indemnitee served as an officer or a director and (iii) gives rise to, or is the direct or indirect subject of a claim in any threatened, pending or completed action, suit or proceeding at any time or times whether during or after his service as an officer or director.
2.    Indemnity.

(a)
The Corporation hereby agrees to indemnify, and keep indemnified in accordance with, and to the fullest extent permitted by the Corporation’s charter and that is lawful, and regardless of any by-law provision to the contrary, Indemnitee, from and against any expenses (including attorney’s fees), judgments, fines, taxes, penalties and amounts paid in settlement actually and reasonably incurred by Indemnitee in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer or a director of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise and whether or not such action is by or in the right of the Corporation or that other corporation, partnership, joint venture, trust or other enterprise with respect to which the Indemnitee serves or has served.

(b)
Despite anything to the contrary in subsection (a), the Corporation agrees to indemnify Indemnitee in a suit or proceeding initiated by the Indemnitee only if the Indemnitee acted with the authorization of the Corporation in initiating that suit or proceeding. However, an arbitration proceeding brought under Section 8 shall not be subject to this subsection (b).

(c)
Except as set forth in Section 5 (Advancement of Expenses), the specific amounts that were actually and reasonably incurred shall be indemnified by the Corporation in the amount submitted by the Indemnitee unless the Board of Directors (the “Board”) determines that the request is unreasonable or unlawful. If the Board so determines and the Board and the Indemnitee cannot agree, any disagreement they have shall be resolved by a decision of the arbitrator in an arbitration proceeding pursuant to Section

8. For purposes of this Agreement, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries.

(d)
Any indemnification payments made to the Indemnitee shall be made in a manner that does not cause such payments to constitute deferred compensation under Treas. Reg. 1.409A-1(b)(10) and any successor thereto.

3.    Burden of Proof. Indemnitee shall be presumed to be entitled to indemnification for any act or omission covered in Section 1 of this Agreement. The burden of proof of establishing that Indemnitee is not entitled to indemnification because of the failure to fulfill some requirement of Delaware law, the Corporation’s charter, by-laws, or this Agreement shall be on the Corporation.
4.    Notice by Indemnitee. Indemnitee shall notify the Corporation in writing of any matter with respect to which Indemnitee intends to seek indemnification hereunder as soon as reasonably practicable following the receipt by Indemnitee of written threat thereof; provided, however, that failure to so notify the Corporation shall not constitute a waiver by Indemnitee of his rights hereunder.
5.    Advancement of Expenses. In the event of any action, suit or proceeding against Indemnitee which may give rise to a right of indemnification from the Corporation pursuant to this Agreement, following written request to the Corporation by the Indemnitee, the Corporation shall advance to Indemnitee amounts to cover expenses incurred by Indemnitee in defending the action, suit or proceeding in advance of final disposition upon receipt of (i) an undertaking by or on behalf of the Indemnitee to repay the amount advanced if it shall be ultimately determined in accordance with Section 3 of this Agreement that he is not entitled to indemnification by the Corporation, and (ii) satisfactory evidence as to the amount of such expenses. Indemnitee’s written certification together with a copy of the statement paid or to be paid by Indemnitee shall constitute satisfactory evidence unless determined to the contrary in an arbitration proceeding conducted pursuant to Section 8 of this Agreement.

6.    Non-Exclusivity of Right of Indemnification. The indemnification rights granted to Indemnitee under this Agreement shall not be deemed exclusive of, or in limitation of, any rights to which Indemnitee may be entitled under Delaware law, the Corporation’s charter or By-laws, any other agreement, vote of stockholders or directors or otherwise.
7.    Termination of Agreement and Survival of Right of Indemnification.

(a)	Subject to subparagraph (b) of this section, this Agreement shall terminate when the Indemnitee’s term of office as an officer or a director ends.

(b)
The rights granted to Indemnitee hereunder shall continue after termination as provided in Section 1 and shall inure to the benefit of Indemnitee, his personal representative, heirs, executors, administrators and beneficiaries, and this Agreement shall be binding upon the Corporation, its successors and assigns.

8.    Arbitration of all Disputes Concerning Entitlement. Any controversy or claim arising out of or relating to this Agreement including, without limitation, the Indemnitee’s entitlement to indemnification under this Agreement, shall be settled by arbitration in the City of Chicago administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Interest on any judgment shall be assessed at a rate or rates the arbitrator considers just under the circumstances. If it is necessary or desirable for the Indemnitee to retain legal counsel or incur other costs and expenses in connection with enforcement of his rights under this Agreement, the Corporation shall pay his reasonable attorneys’ fees and costs and expenses incurred prior to the tenth anniversary of the expiration of the “Term” (as defined in the Terms and Conditions of Employment agreement between the Corporation and the Indemnitee, dated as of [date], 20___, in connection with enforcement of his rights (including the enforcement of any arbitration award in court), regardless of the final outcome, unless the arbitrator determines that under the circumstances recovery by the Indemnitee of all or a part of any such fees and costs and expenses would be unjust.
9.    Governing Law. The Corporation’s obligations to indemnify Indemnitee under these terms and conditions shall be governed by and interpreted in accordance with the laws of the State of Delaware without regard to its choice of law provisions.

10.    Severability. If any provision of this Agreement is determined to be invalid or unenforceable, this invalidity or unenforceability shall not affect the validity or enforceability of any other provisions of this Agreement, and this Agreement shall be interpreted as though the invalid or unenforceable provision was not part of this Agreement.

[ADDENDUM TO
AMENDED AND RESTATED TERMS AND CONDITIONS OF EMPLOYMENT

Notwithstanding anything in the Agreement to the contrary, the Executive shall not be entitled to participate in the basic life insurance component of the Company-sponsored health and welfare benefits offered to senior executives of the Company. Instead, the Executive shall be entitled to participate in the Company’s life insurance plan for senior executives (formerly the “Split Dollar Life Insurance Plan”) under the terms and conditions described in the Memorandum dated April 14, 2004 and incorporated herein by reference.]5

5Of the named executive officers, only Mr. Metzger’s agreement contains this addendum.